SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: October 19, 2009
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EXHIBIT INDEX
EX-99.1

     On October 19, 2009, Navios Maritime Holdings Inc. (“Navios”) issued a press release announcing its intent to offer approximately $375 million of first priority ship mortgage notes due 2017. The proceeds are expected to be used to pay existing debt and help finance the purchase of two new vessels expected to be delivered in late 2009 and early 2010. The offering will be made pursuant to an offering memorandum in a private placement to qualified institutional buyers pursuant to Rule 144A, as well as pursuant to Regulation S, under the Securities Act of 1933, as amended. Such offering memorandum includes information about the notes, as well as information about Navios, including its outstanding agreements with its affiliated entities, such as Navios Maritime Partners L.P. The offering memorandum includes a statement to the effect that Navios may also voluntarily offer certain vessels to Navios Maritime Partners L.P. and regularly evaluates its fleet for such opportunities and is currently considering the sale to Navios Maritime Partners L.P. of one of its handymax vessels.
     A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: October 21, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 19, 2009.